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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

             Centerpoint Corporation (f/k/a Moto Guzzi Corporation)
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    619819105
                                 (CUSIP Number)

                              Scott Rosenblum, Esq.
                      Kramer, Levin, Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9411
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 15, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

 CUSIP No. 619819105                SCHEDULE 13D/A
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1)   NAME OF REPORTING PERSON
     Trident Rowan Group, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     E.I.N.# 52-046-6460
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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)
                                                       (b) [X]
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3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             /__/
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
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NUMBER                           7)   SOLE VOTING POWER
OF                                    300,000 shares of common stock
SHARES                                5.3% (See amendment of Item 5, below)
BENEFICIALLY                  --------------------------------------------------
OWNED BY                         8)   SHARED VOTING POWER
EACH                                  0
REPORTING                     --------------------------------------------------
PERSON                           9)   SOLE DISPOSITIVE POWER
WITH                                  300,000  shares of common stock
                                      5.3% (See amendment of Item 5, below)
                              --------------------------------------------------
                                10)   SHARED DISPOSITIVE POWER
                                      Not Applicable
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     300,000  shares of Common Stock
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                /  /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3% (See amendment of  Item 5, below)
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14)  TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

CUSIP No. 619819105                 SCHEDULE 13D/A
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1)   NAME OF REPORTING PERSON
     OAM, S.p.A.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)
                                                         (b) [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                     /__/
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy
--------------------------------------------------------------------------------
NUMBER                           7)   SOLE VOTING POWER
OF                                    0 0% (See amendment of Item 5, below)
SHARES                        --------------------------------------------------
BENEFICIALLY                     8)   SHARED VOTING POWER
OWNED BY                              0%
EACH                          --------------------------------------------------
REPORTING                        9)   SOLE DISPOSITIVE POWER
PERSON                                0 shares of Common Stock 0% (See
WITH                                  amendment of Item 5, below)
                              --------------------------------------------------
                                10)   SHARED DISPOSITIVE POWER
                                      Not Applicable
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares of Common Stock
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                /  /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0% (See amendment of  Item 5, below)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                                  Schedule 13D
                                (Amendment No. 2)

      This Statement amends the Schedule 13D, dated April 20, 1999, and as amended by Amendment No. 1 thereto dated March 31, 2000 (the "Schedule 13D"), with respect to the common stock, par value $.01 per share of Centerpoint Corporation (f/k/a Moto Guzzi Corporation), a Delaware corporation (the "Issuer"). Notwithstanding this amendment, the Schedule 13D speaks as of its respective dates. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

I. Item 1 is amended and restated to read as follows:


"The class of equity securities to which this statement relates is the common stock of Centerpoint Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18 East 50th Street, 10th Floor, New York, New York 10022."


II. Item 2 is amended and restated to read as follows:


                "This Statement is being filed on behalf of Trident Rowan Group, Inc., a Maryland corporation ("TRG"), and its 99% subsidiary, OAM, S.p.A., an Italian corporation with a business address of Via Fieno 8, 20121 Milan, Italy ("OAM"). TRG has a business address of 299 Park Avenue, 16th Floor, New York, New York 10171. OAM has ceased to own beneficially any shares of common stock of the Issuer and will no longer be a Reporting Person.


       Identified below are all of the officers and directors of TRG.


         EXCEPT AS PROVIDED IN ITEM 5 OF THIS SCHEDULE 13D, TRG OFFICERS AND DIRECTORS HAVE NO INDEPENDENT BENEFICIAL INTEREST IN THE ISSUER.


         The following is information concerning each executive officer or director of TRG:

1.       Name:                               Mark S. Hauser
         Position:                           Co-President, Co-CEO and Director
         Present Principal Occupation:       Co-President and Co-CEO of TRG
         Address:                            299 Park Avenue, 16th Floor
                                             New York, New York 10171
         Citizenship:                        United States

2.       Name:                               Emanuel Arbib
         Position:                           Co-President, Co-CEO, CFO and Director
         Present Principal Occupation:       Managing Director of Global Investment Advisors
         Address:                            4 Hill Street
                                             London WIX 7SU, England
         Citizenship:                        United Kingdom



3.       Name:                               Howard E. Chase
         Position:                           Director
         Present Principal Occupation:       President and CEO of Carret Holding, Inc.
         Address:                            299 Park Avenue, 16th Floor
                                             New York, New York 10171
         Citizenship:                        United States

4.       Name:                               Duncan Chapman
         Position:                           Director
         Present Principal Occupation:       Principal, Butler, Chapman & Co.
         Address:                            299 Park Avenue, 16th Floor
                                             New York, New York 10171
         Citizenship:                        United States

5.       Name:                               Andrea Della Valle
         Position:                           Director
         Present Principal Occupation:       Executive Director, Lehman Brothers (Milan)
         Address:                            Piazza del Carmine, 4
                                             Milano,  20121 Italy
         Citizenship:                        Italy

6.       Name:                               Mark B. Segall
         Position:                           Director, Secretary
         Present Principal Occupation:       CEO, Investec PMG Capital Corp.
         Address:                            One Battery Park Plaza
                                             New York, New York 10004
         Citizenship:                        United States

7.       Name:                               Gianni Bulgari
         Position:                           Director
         Present Principal Occupation:       Self-Employed
         Address:                            via Flaminia 334
                                             Rome  00196  Italy
         Citizenship:                        Italy


         During the past five years, to the best knowledge of TRG, none of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state, securities laws, or finding any violation with respect to such laws."

III.    Items 5 (a) through (e) are amended and restated as follows:

                  "(a) and (b) TRG owns all of the beneficial interest in the Issuer reported in this Schedule 13D. TRG is a public company whose securities are registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and information concerning persons who may have controlling interests in TRG is a matter of public record. The directors and officers of TRG may be deemed to beneficially own all of the shares beneficially held by TRG. In addition, the following directors of TRG beneficially and independently own options to purchase common stock of the Issuer.

                Emanuel Arbib             55,500 Options
                Howard E. Chase           70,000 Options
                Mark S. Hauser           162,500 Options
                Gianni Bulgari            25,000 Options

                  As of the date of this filing, a group consisting of Tamarix Investors LDC, a limited duration company formed under the laws of the Cayman Islands, Gianni Bulgari and Mark Hauser have reported in a Schedule 13D that they beneficially own 45.1% of the equity securities of TRG, and therefore may be deemed to beneficially own all of this Issuer's securities beneficially owned by TRG. TRG disclaims membership in any group with such persons.

                  (c) On January 15, 2002, OAM consummated a private sale of 3,459,997 shares of common stock of the Issuer, in a transaction with Bion Environmental Technologies, Inc, a Colorado corporation ("Bion"). Consideration paid to OAM for all of the common stock of the issuer held by OAM consisted of:

            (i) 1,000,000 shares of common stock, no par value per share, of Bion;

            (ii) a warrant to purchase 1,000,000 shares of common stock of Bion;


            (iii) $3,700,000 in cash;

            (iv) Assignment of 100% of $4.2 million principal and all accrued and unpaid interest, represented by that certain note dated June 13, 2001, by TRG, in favor of Centerpoint;

            (v) Assignment of 65% of that certain litigation claim of Centerpoint Corporation against Banca di Intermediazione Mobiliare IMI S.p.A., an Italian corporation ("IMI");

            (vi) Assignment of 65% of the right of OAM, to that certain escrow account pursuant to the Escrow Agreement by and OAM, IMI and Aprillia, S.p.A., an Italian corporation; and

            (vii) Release of the shares of Centerpoint Corporation being sold by OAM from that certain Pledge Agreement dated June 13, 2001 by and between OAM and Centerpoint Corporation.

      Assuming that the shares of common stock of Bion are valued at $0.75 per share, that the warrant to purchase common stock of Bion which has an exercise price of $0.90 per share, was worth $0.00 on the date of grant and that the other non-cash portion of the consideration paid to OAM was worth approximately $5,750,000, then the aggregate consideration paid for the Issuer's common stock owned by OAM was approximately $10,200,000 or approximately $2.95 per share of the Issuer's common stock. The shares of common stock of the Issuer sold by OAM had previously been reported by TRG as beneficially owned by TRG by virtue of its indirect ownership of OAM. Apart from the sale of Issuer's common stock described in this Statement, TRG has not, and to its knowledge none of the officers or directors of TRG has, effected any transactions of common stock of the Issuer in the 60 days preceding the date of this schedule.

                  (d) Not Applicable.

                  (e) On January 15, 2002, OAM sold all of its shares of common stock of the Issuer owned by OAM and, as of that date, ceased to be the beneficial owner of more than 5% of the outstanding common stock of the Issuer. Accordingly, OAM no longer has reporting obligations under Section 13(d) of the Exchange Act, and OAM does not intend to further amend its report on Schedule 13D to reflect changes in the facts set forth herein which may occur after the date hereof."


IV.

Item 6. Contracts, Arrangements, Understanding With Respect To Securities Of The Issuer is amended by adding the following:

"(See Item 7, Exhibit 3)"

V.

Item 7. Material to be Filed as Exhibits, is amended to add the following:


"EXHIBIT NO.     DESCRIPTION
-----------      -----------

     3 Stock Purchase Agreement dated January 10, 2002 by and between OAM, S.p.A., an Italian corporation and Bion Environmental Technologies, Inc., a Colorado corporation."

                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to 13-D is true, complete and correct.

Date: January 24, 2002

                                   TRIDENT ROWAN GROUP, INC.

                                   By: /s/ Mark S. Hauser
                                       ---------------------------------------
                                   Name:  Mark S. Hauser
                                   Title: President and Chief Executive Officer


                                   OAM S.p.A.

                                   By: /s/ Mark S. Hauser
                                       ---------------------------------------
                                   Name:  Mark S. Hauser
                                   Title: Director